Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
The table below sets forth the Computation of Ratio of Earnings to Fixed Charges for Calumet Specialty Products Partners, L.P. and its subsidiaries for each of the periods indicated.

	Year Ended December 31,					Nine Months Ended September 30,
	(Unaudited) (Dollars in thousands)
	2007	2008	2009	2010	2011	2012
Earnings
Income from continuing operations	$83,375	$44,694	$61,936	$17,299	$43,965	$160,611
Fixed charges less unamortized capitalized interest	11,539	45,450	44,903	41,910	60,257	71,330
Earnings from continuing operations before fixed charges	$94,914	$90,144	$106,839	$59,209	$104,222	$231,941
Fixed Charges
Interest expense, net of capitalized interest	$4,717	$33,938	$33,573	$30,497	$48,747	$61,247
Capitalized interest, net of amortization	4,501	6,909	575	380	592	475
Estimated interest within rental expense	6,822	11,512	11,330	11,413	11,510	10,083
Total fixed charges	$16,040	$52,359	$45,478	$42,290	$60,849	$71,805
Ratio of earnings to fixed charges	5.92	1.72	2.35	1.40	1.71	3.23
For purposes of determining the ratio of earnings to fixed charges, earnings are defined as pre-tax income from continuing operations plus the following (a) fixed charges, and (b) amortization of capitalized interest, less interest capitalized. Fixed charges consist of interest expensed and capitalized plus (a) amortized discounts and capitalized expenses related to indebtedness, and (b) an estimate of the interest within rental expense.